                                   FORM U-3A-2

                                 FILE NO. 69-143

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                      STATEMENT BY HOLDING COMPANY CLAIMING
                      EXEMPTION UNDER U-3A-2 RULE FROM THE

                        PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                     EASTERN GAS & WATER INVESTMENT COMPANY
                              OCEAN CITY, MARYLAND

                  EASTERN GAS & WATER INVESTMENT COMPANY hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

                    1. The name of the claimant is Eastern Gas & Water Investment Company, a corporation organized in the State of Delaware, and located at Ocean City, Maryland. It is a holding company, having totally owned subsidiaries as follows:

                        (a) The Eastern Shore Gas Company (Maryland), a corporation organized in the State of Maryland, whose principal office is located at Ocean City, Maryland. It is engaged in the retail, utility distribution of propane to its customers.

                        (b) Eastern Shore Propane, a corporation organized in the State of Delaware, whose principal office is located at Ocean City, Maryland. It is engaged in the retail sale of bottled propane to its customers.

                        (c) The Chestertown Shorgas Company, a corporation organized in the State of Maryland, whose principal office was located at Chestertown, Maryland. It was formerly engaged in the retail, utility distribution of propane air gas to its customers. This company is currently a shell corporation with no business activity.

                        (d) Eastern Management Services, Inc., a Delaware Corporation, whose principal office was located in King of Prussia, Pennsylvania. It was formerly engaged in management services to its affiliates. This company is currently a shell corporation with no business activity.

                       (e) West Virginia Oil Gathering Corporation, a corporation organized in the State of West Virginia, whose principal office is located in Eureka, West Virginia. It is engaged in truck and pipeline operations.

                    2. The Eastern Shore Gas Company (Maryland) has plants in Snow Hill, Berlin, Ocean City, West Ocean City and Pocomoke City, Maryland, at which propane gas is stored and then distributed and sold to its customers.

                    3. The following information is for the last calendar year (i.e., December 31, 1999) with respect to claimant and each of its subsidiary public utility companies:

                        (a) During the calendar year 1999, the Eastern Shore Gas Company (Maryland) sold 608,313 M.C.F. to its retail customers.

                        (b) None of the above mentioned subsidiaries distributes any natural or manufactured gas at retail outside of the state in which each company is organized.

                        (c) None of the above mentioned subsidiaries sells natural or manufactured gas at wholesale outside the state in which each company is organized or at the state line.

                        (d) None of the above mentioned subsidiaries purchases natural or manufactured gas outside the state in which each company is organized or at the state line.

                        A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (i.e., calendar year ending December 31, 1999) together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.

                    4. a. through e. -- none of the subsidiaries qualify as an EWG or as a foreign utility.

                        Exhibit C -- Not Applicable.

               The above named claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 23rd day of February 2000.

                                     EASTERN GAS & WATER INVESTMENT COMPANY

                                     BY: Nicolette M. Martinelli
                                         Treasurer

               ATTEST:

               Carolyn A. Park
               Secretary

               Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Nicolette M. Martinelli           Treasurer

               5 Radnor Corporate Center, Suite 400
               Radnor, PA  19087


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                        EASTERN GAS & WATER INVESTMENT CO
                                 FILE NO. 69-143

                         CONSOLIDATING INCOME STATEMENT
                      FOR THE YEAR ENDING DECEMBER 31, 1999

                                                              WEST
                              EASTERN         EASTERN       VIRGINIA
                               SHORE           SHORE          OIL
                                GAS           PROPANE      GATHERING        EGWIC       CONSOLIDATED

REVENUE

GAS SALES                    3,009,607        318,984              0                     3,328,592
SERVICE INCOME                 399,391              0              0                       399,391
OTHER REVENUE                   56,082         (4,817)       479,732                       530,997
OIL GATHERING                        0              0      2,103,185                     2,103,185
                               -------        -------        -------       --------        -------

                             3,465,080        314,167      2,582,917              0      6,362,164

EXPENSES

PRODUCTION EXPENSE              42,068         45,816              0              0         87,884
DISTRIBUTION EXPENSE         2,132,575        223,173              0            847      2,356,595
OPERATING EXENSES                    0              0      1,604,718              0      1,604,718
DEPRECIATION                   400,685         71,969        247,811         39,000        759,465
GENERAL & ADMINISTRATIVE       286,922         41,844        117,085            245        446,097
                               -------        -------        -------       --------        -------

                             2,862,250        382,802      1,969,614         40,092      5,254,759



EARNINGS BEFORE TAXES          602,830        (68,635)       613,303        (40,092)     1,107,406

INTEREST EXPENSE                     0              0        230,521        250,000        480,521
STATE INCOME TAX                     0         (4,158)        34,735             32         30,608
FEDERAL INCOME TAX             212,916        (22,598)       122,158       (102,532)       209,944
                               -------        -------        -------       --------        -------

NET INCOME                     389,914        (41,878)       225,890       (187,592)       386,333
                               -------        -------        -------       --------        -------
                               -------        -------        -------       --------        -------

                        EASTERN GAS & WATER INVESTMENT CO
                                 FILE NO. 69-143

                           PROPANE GAS SALES BY MONTH
                      FOR THE YEAR ENDING DECEMBER 31, 1999


                                                 EASTERN SHORE GAS       EASTERN SHORE PROPANE
MONTH OF SALE                                      SALES IN MCF             SALES IN GALLONS

JANUARY 99                                            294,360                     106,819
FEBRUARY 99                                           230,564                      47,889
MARCH 99                                              271,766                      77,494
APRIL 99                                              222,314                      32,467
MAY 99                                                164,979                      18,983
JUNE 99                                               143,954                      19,318
JULY 99                                               169,224                      14,559
AUGUST 99                                             174,975                       9,840
SEPTEMBER 99                                          166,157                      22,703
OCTOBER 99                                            152,350                      39,100
NOVEMBER 99                                           165,002                      34,596
DECEMBER 99                                           202,542                      67,608
                                            ------------------          ------------------

TOTAL CCF/GALLONS                                   2,358,187                     491,376

GALLON CONVERSION RATE ( multiply)                     2.8169

SALES IN GALLONS                                    6,642,777                     491,376

MCF CONVERSION RATE (divide)                            10.92

SALES IN MCF - PROPANE GAS                            608,313

                     EASTERN GAS & WATER INVESTMENT COMPANY
                                 FILE NO. 69-143

                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 1999

                                                            WEST
                                    EASTERN     EASTERN    VIRGINIA
                                     SHORE       SHORE        OIL                     EMS &
                                      GAS       PROPANE    GATHERING       EGWIC   CHESTERTOWN   ELIMININATIONS  CONSOLIDATED

                   ASSETS

PROPERTY, PLANT AND EQUIP          8,764,990   1,043,116   1,969,784      215,000       0                          11,992,890
ACCUMULATED DEPRECIATION          (3,021,439)   (515,505)   (575,639)                                              (4,112,583)
AQUISITION ADJUSTMENT                            230,000                1,570,959                                   1,800,959
AMORTIZATION AQUISITION ADJ                     (227,000)                (586,305)                                   (813,305)
                                   ---------     -------   ---------    ---------    ----         --------          ---------
  NET PROP, PLANT & EQUIP.         5,743,551     530,611   1,394,145    1,199,654       0                0          8,867,961

CURRENT ASSETS:

CASH AND TEMP. INVESTMENTS          (465,854) (3,085,968)  1,515,724     (391,828)      2                          (2,427,924)
ACCOUNTS RECEIVABLE               (3,035,583)  3,545,741     750,000                                                1,260,158
INVENTORIES                                0                                                                                0
UNBILLED REVENUE                     206,669                                                                          206,669
OTHER CURRENT ASSETS                                           7,823                                                    7,823
                                   ---------     -------   ---------    ---------    ----         --------          ---------
  TOTAL CURRENT ASSETS            (3,294,768)    459,773   2,273,547     (391,828)      2                0           (953,273)

DEFERRED CHARGES                                             104,840                                                  104,840
AMORTIZATION OF INTANGIBLES                                                                                                 0
INVESTMENTS                                                               810,967                 (810,867)               100
                                   ---------     -------   ---------    ---------    ----         --------          ---------
  TOTAL ASSETS                     2,448,783     990,385   3,772,532    1,618,793       2         (810,867)         8,019,627
                                   ---------     -------   ---------    ---------    ----         --------          ---------
                                   ---------     -------   ---------    ---------    ----         --------          ---------

                     EASTERN GAS & WATER INVESTMENT COMPANY
                                 FILE NO. 69-143
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 1999

                                          EASTERN      EASTERN    W. VIRGINIA
                                           SHORE        SHORE         OIL                     EMS &
      LIABILITIES & EQUITY                  GAS        PROPANE     GATHERING     EGWIC   CHESTERTOWN   ELIMININATIONS   CONSOLIDATED
COMMON STOCK                                 7,500         200         100        8,744         2           7,802             8,744
PREFERRED STOCK                                                               2,799,000                                   2,799,000
TREASURY STOCK                                                                 (186,936)                                   (186,936)
APIC                                                   513,438                                            513,338               100
RETAINED EARNINGS                        1,882,347     462,215     638,385   (1,271,857)                  289,727         1,421,363
                                         ---------     -------   ---------    ---------     -----         -------         ---------
  TOTAL STOCKHOLDERS' EQUITY             1,889,847     975,853     638,485    1,348,951         2         810,867         4,042,271

LONG TERM DEBT                                   0           0   2,470,017            0                                   2,470,017

CURRENT LIABILITIES:

CURRENT PORTION LONG TERM DEBT                   0           0     359,996            0                                     359,996
ACCOUNTS PAYABLE                           322,238      16,367      30,948        6,133                                     375,687
GAS ACCOUNT                                164,999          (0)                                                             164,999
OTHER ACCRUED LIABILTIES                    37,177      25,463     189,068       71,089                                     322,796
TAXES ACCRUED:                                                                                                                    0
  PSC GROSS RECEIPTS TAX                     8,792                                                                            8,792
  FEDERAL INCOME TAX                        (5,918)    (43,772)    100,083     (110,398)                                    (60,005)
  OTHER                                     11,983        (110)    (16,066)      (1,133)                                     (5,326)
                                         ---------     -------   ---------    ---------     -----         -------         ---------
  TOTAL CURRENT LIABILITIES                539,271      (2,052)    664,030      (34,309)        0               0         1,166,940

DEFERRED INCOME TAXES                       19,664      16,584                  304,151                                     340,399
                                         ---------     -------   ---------    ---------     -----         -------         ---------

  TOTAL CAPITALIZATION & LIAB.           2,448,783     990,385   3,772,532    1,618,793         2         810,867         8,019,627
                                         ---------     -------   ---------    ---------     -----         -------         ---------
                                         ---------     -------   ---------    ---------     -----         -------         ---------